SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018 (Report No. 2)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 NICE Robotic Process Automation Helps Enterprises Meet GDPR Compliance Requirements, Dated March 02, 2018.
99.2 NICE Kicks-off 2018 EMEA CX Excellence Awards Program, Dated March 06, 2018.
99.3 NICE inContact CXone Selected by Govolution, a Leader in ePayment Solutions, to Power Self-Service and Agent-Assisted Service Options for Fast and Secure Customer Experiences, Dated March 07, 2018.
99.4 CallVU Joins NICE inContact DEVone Program to Drive Contact Center Efficiency with Intelligent Self-Service Options, Dated March 08, 2018.
99.5 NICE Named a 2018 Stevie Award Winner for Innovation in Robotic Process Automation, Dated March 12, 2018.
99.6 NICE Introduces Cloud-ready Text-to-911 Recording Solution for AGENT511 TEXTBLUE Platform, Dated March 13, 2018.
99.7 NICE Actimize Leads Innovation Session on Artificial Intelligence and Automation at ACAMS 23rd Annual International AML & Financial Crime Conference, Dated March 20, 2018.
99.8 NICE Actimize Introduces ACTone – The Market’s First AI-Enabled Financial Crime Investigation Management Platform, Dated March 21, 2018.
99.9 NICE inContact Empowers Companies in Europe to Provide Exceptional Customer Experience with CXone, Dated March 22, 2018.
100.0 NICE Robotic Process Automation Rated a Leader and Star Performer in Everest Group's PEAK Matrix, Dated March 26, 2018.
100.1 NICE Receives Highest Product Scores Across All Four Use Cases in Gartner’s Critical Capabilities for Workforce Engagement Management, Dated March 27, 2018.
100.2 NICE Receives Robotics Achievement Award from Leading Industry Researcher, Dated March 28, 2018.
100.3 NICE Announces the Industry’s Largest Ever Customer Experience User Event Interactions 2018, May 14-16, in Orlando, Dated March 29, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Tali Mirsky
Name:	Tali Mirsky
Title:	Corporate VP, General Counsel and Corporate Secretary

Dated: April 4, 2018

EXHIBIT INDEX

99.1 NICE Robotic Process Automation Helps Enterprises Meet GDPR Compliance Requirements, Dated March 02, 2018.
99.2 NICE Kicks-off 2018 EMEA CX Excellence Awards Program, Dated March 06, 2018.
99.3 NICE inContact CXone Selected by Govolution, a Leader in ePayment Solutions, to Power Self-Service and Agent-Assisted Service Options for Fast and Secure Customer Experiences, Dated March 07, 2018.
99.4 CallVU Joins NICE inContact DEVone Program to Drive Contact Center Efficiency with Intelligent Self-Service Options, Dated March 08, 2018.
99.5 NICE Named a 2018 Stevie Award Winner for Innovation in Robotic Process Automation, Dated March 12, 2018.
99.6 NICE Introduces Cloud-ready Text-to-911 Recording Solution for AGENT511 TEXTBLUE Platform, Dated March 13, 2018.
99.7 NICE Actimize Leads Innovation Session on Artificial Intelligence and Automation at ACAMS 23rd Annual International AML & Financial Crime Conference, Dated March 20, 2018.
99.8 NICE Actimize Introduces ACTone – The Market’s First AI-Enabled Financial Crime Investigation Management Platform, Dated March 21, 2018.
99.9 NICE inContact Empowers Companies in Europe to Provide Exceptional Customer Experience with CXone, Dated March 22, 2018.
100.0 NICE Robotic Process Automation Rated a Leader and Star Performer in Everest Group's PEAK Matrix, Dated March 26, 2018.
100.1 NICE Receives Highest Product Scores Across All Four Use Cases in Gartner’s Critical Capabilities for Workforce Engagement Management, Dated March 27, 2018.
100.2 NICE Receives Robotics Achievement Award from Leading Industry Researcher, Dated March 28, 2018.
100.3 NICE Announces the Industry’s Largest Ever Customer Experience User Event Interactions 2018, May 14-16, in Orlando, Dated March 29, 2018.